AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 2004
================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2004

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]           Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes   [_]                  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.


================================================================================

                                                                                                       PAGE
                                                                                                       ----
PART I        FINANCIAL INFORMATION......................................................................1

         ITEM 1.      UNAUDITED FINANCIAL STATEMENTS.....................................................1

                  Consolidated Statements of Operations for the three months ended September
                  30, 2003 and 2004 and for the nine months ended September 30, 2003 and 2004............1

                  Consolidated Balance Sheets as of December 31, 2003 and September 30, 2004...........2,3

                  Consolidated Statement of Shareholders' Equity for the nine months ended
                  September 30, 2004.....................................................................4

                  Consolidated Statements of Cash Flows for the nine months ended September
                  30, 2003 and 2004......................................................................5

                  Notes to the Consolidated Financial Statements.........................................6

         ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                      OPERATIONS........................................................................22

         ITEM 3.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................33

PART II       OTHER INFORMATION.........................................................................35

         ITEM 4.      OTHER INFORMATION.................................................................35

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME, for the fiscal quarter ended September 30, 2004.

         In June 2003, we filed a Form 15 with the U.S. Securities and Exchange Commission to terminate the registration of our equity and debt securities under the Exchange Act. However, because of provisions in the indentures governing our senior notes, we are required to voluntarily file quarterly and annual reports with the SEC.

         The unaudited financial statements included in this Quarterly Report, in the opinion of our management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of our accounting policies, see the notes to our financial statements in our Annual Report on Form 20-F for the year ended December 31, 2003.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS


                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
            AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                               UNAUDITED THREE MONTHS
                                                                        ENDED                    UNAUDITED NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                       SEPTEMBER 30,
                                                              -----------------------      -------------------------------------
                                                                 2003           2004         2003            2004          2004
                                                NOTES          ((EURO))       ((EURO))      ((EURO))       ((EURO))        ($)
                                               -------        --------       --------      --------       --------      --------
Advertising revenue.........................                    18,945         21,299        91,007         97,311       120,831
Related party revenue.......................      2              1,846            847         4,873          3,236         4,018
Publication revenue.........................                     5,447          5,584        17,256         17,544        21,784
Other revenue...............................                     4,276          8,073        15,255         23,805        29,560
                                                              --------       --------      --------       --------      --------

Total net revenue...........................     10             30,514         35,803       128,391        141,896       176,193
                                                              --------       --------      --------       --------      --------

Cost of sales...............................                    13,477         14,270        51,521         53,122        65,962
Selling, general and administrative
   expenses.................................                     7,857          9,894        23,001         28,893        35,876
Amortization of programming costs...........      3             13,550         14,051        38,736         38,646        47,987
Depreciation and amortization...............     10              1,745          1,695         5,177          4,888         6,069
                                                              --------       --------      --------       --------      --------

Operating (loss) income ....................     10            (6,115)        (4,107)         9,956         16,347        20,299

Interest expense, net.......................      7            (5,342)        (5,089)      (15,871)       (14,865)      (18,458)
Foreign exchange gains (loss), net..........      8                671            661         5,829          (344)         (427)
Other income (expense), net.................      9                 37             26           146        (2,165)       (2,688)
Minority interest in (income) loss of
   consolidated entities....................                       (2)           (70)            21           (37)          (46)
                                                              --------       --------      --------       --------      --------

(Losses) Earnings  before income taxes......                  (10,751)        (8,579)            81        (1,064)       (1,320)
(Benefit) Provision from income taxes.......      6            (3,567)        (1,677)         2,912          3,141         3,900
                                                              --------       --------      --------       --------      --------
Net (loss)..................................                   (7,184)        (6,902)       (2,831)        (4,205)       (5,220)
                                                              ========       ========      ========       ========      ========
Basic and diluted (loss) profit per share...                     (0.3)          (0.3)         (0.1)          (0.2)         (0.3)
                                                              ========       ========      ========       ========      ========

     Exchange rate for the convenience translation of the September 30, 2004 balances is (euro)1.00 to $1.2417.
                           The accompanying notes are
           an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                UNAUDITED
                                                                       DECEMBER 31,           SEPTEMBER 30,
                                                                       ------------    ------------------------
                                                         NOTES            2003            2004            2004
                                                        -------        ------------    ---------       --------
                                                                        ((EURO))        ((EURO))           ($)
ASSETS
Current assets:
   Cash and cash equivalents........................                      81,395         45,517          56,518
   Marketable equity securities.....................     5,10              2,852            950           1,180
   Accounts receivable, less allowance for
      doubtful accounts of (euro)7,929 at December
      2003 and (euro)8,372 at September 2004........                      74,304         88,492         109,881
   Inventories......................................                       2,036          2,280           2,831
   Due from related parties.........................        2             18,878         18,794          23,336
   Advances to related parties......................        2              3,376          2,235           2,775
   Advances to third parties........................                       7,026         11,474          14,248
   Deferred tax assets..............................        6              3,268          2,439           3,028
   Prepaid expenses and other current assets........                         807          1,435           1,782
   Income and withholding tax advances..............                       1,669          1,808           2,245
                                                                        --------       --------        --------
      Total current assets..........................                     195,611        175,424         217,824
                                                                        --------       --------        --------

   Investments......................................        5             12,932         12,932          16,058
   Property and equipment, net......................                      22,442         21,963          27,271
   Broadcast, transmission and printing
      equipment under capital leases, net...........                       3,327          2,574           3,196
   Deferred charges, net............................        1              3,999          3,128           3,884
   Programming costs................................        3             90,109         82,380         102,291
   Due from related party...........................        2              7,160          7,420           9,214
   Advances to related parties......................        2                 53             53              66
   Goodwill.........................................                       5,631          8,867          11,010
   Other amortizable intangible assets, net.........                         378            142             176
   Deferred tax assets..............................        6             18,247         15,499          19,245
   Other assets.....................................        4              9,230          9,133          11,340
                                                                        --------       --------        --------
      Total assets..................................                     369,119        339,515         421,575
                                                                        ========       ========        ========

        Exchange rate for the convenience translation September 30, 2004 balances is (euro)1.00 to $1.2417.
                          The accompanying notes are an
             integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2003 AND SEPTEMBER 30, 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                    UNAUDITED
                                                              DECEMBER 31,         SEPTEMBER 30,
                                                              ------------      -----------------------
                                                     NOTES       2003             2004           2004
                                                     -----    ------------      --------       --------
                                                               ((EURO))          ((EURO))          ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings.....                18,767           19,876         24,680
   Current portion of obligations under capital
        leases...................................                   748              582            723
   Trade accounts, notes and cheques payable.....                31,349           38,625         47,962
   Program license payable.......................                26,287           15,480         19,221
   Customer advances.............................                 1,455            1,858          2,307
   Payable to related parties....................       2           500               55             68
   Accrued interest..............................                 8,849            4,005          4,973
   Accrued expenses and other current liabilities                16,187           18,718         23,242
   Income taxes payable..........................       6         2,212            1,187          1,474
   Deferred tax liability........................       6         3,563               44             54
                                                               --------         --------       --------
      Total current liabilities..................               109,917          100,430        124,704
                                                               --------         --------       --------

Long-term liabilities:


   Senior notes..................................       7       193,751          178,442        221,571
   Long-term obligations under capital leases....                 1,168              717            890
   Employee retirement benefits..................                 1,974            2,112          2,623
   Long-term provisions..........................                   579              582            723
                                                               --------         --------       --------
      Total liabilities..........................               307,389          282,283        350,511
                                                               --------         --------       --------
Minority interests...............................                    71              108            134
                                                               --------         --------       --------
   Shareholders' equity:
   Share capital.................................                 5,955            5,955          7,394
   Additional paid-in capital....................                84,270           84,270        104,638
   Accumulated (deficit).........................               (28,206)         (32,411)       (40,245)
   Accumulated other comprehensive (loss) .......                  (360)            (690)          (857)
                                                               --------         --------       --------
      Total shareholders' equity.................                61,659           57,124         70,930
                                                               --------         --------       --------
      Total liabilities and shareholders' equity.               369,119          339,515        421,575
                                                               ========         ========       ========


     Exchange rate for the convenience translation of the September 30, 2004 balances is (euro)1.00 to $1.2417

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                             (IN THOUSANDS OF EURO)

                                                                     ACCUMULATED (DEFICIT)
                                 -----------------------------------------------------------------------------------------------
                                                        LEGAL,
                                                       TAX FREE                           ACCUMULATED
                                          ADDITIONAL      AND                                OTHER                 COMPREHENSIVE
                                  SHARE     PAID-IN      OTHER    ACCUMULATED             COMPREHENSIVE     GRAND      INCOME /
                                 CAPITAL    CAPITAL    RESERVES    (DEFICIT)     TOTAL    (LOSS)/INCOME     TOTAL      (LOSS)
                                 -------  ----------   --------   -----------   ------    -------------   -------- -------------
BALANCE DECEMBER 31, 2003.         5,955     84,270       5,447       (33,653)   (28,206)          (360)    61,659           -
Net (loss)  for the nine
  months (unaudited)......             -          -           -        (4,205)    (4,205)             -    (4,205)      (4,205)
Realization of
  other-than-temporary
  loss of marketable
  equity securities (see
  note 1).................             -          -           -             -          -            361        361         361
Unrealized (loss) on
  available for sale
  equity securities, net
  of tax benefit (euro)372
  (unaudited)                          -          -           -             -          -           (691)      (691)       (691)
                                                                                                                        ------
Total comprehensive
  (loss) (unaudited)......                                                                                              (4,535)
                                   -----     ------       -----       -------    -------           ----     ------      ======
BALANCE SEPTEMBER 30,
  2004 (UNAUDITED)........         5,955     84,270       5,447       (37,858)   (32,411)          (690)    57,124
  ====                             =====     ======       =====       =======    =======           ====     ======

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                             UNAUDITED NINE MONTHS ENDED SEPTEMBER 30,
                                                             -----------------------------------------
                                                               2003              2004           2004
                                                             --------          --------       -------
                                                             ((EURO))          ((EURO))         ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)....................................             (2,831)           (4,205)        (5,220)

ADJUSTMENTS TO RECONCILE NET(LOSS) TO NET CASH
   (Gains) loss from repurchase of Senior Notes..               (183)              833          1,034
   Deferred income taxes.........................              1,763               235            292
   Minority interest on acquired entities........                (21)               37             46
   Amortization of debt issuance expenses........                868               513            637
   Write down in marketable equity securities....                  -             1,393          1,730
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs and other intangibles..             43,912            44,134         54,801
   Provision for other long term liabilities.....                  -                 3              4
   Provision for employee retirement benefits....                  5               138            171
CHANGE IN ASSETS AND LIABILITIES
   (Increase) in accounts  receivable............             (5,316)          (14,189)       (17,618)
   (Increase) decrease from/due to related
        parties..................................             (2,010)              523            649
   (Increase) in programming costs...............            (34,228)          (33,358)       (41,421)
   Decrease in prepaid and licensed programming
        expenditures.............................              5,799             1,840          2,284
   Increase in trade accounts, notes and cheques
        payable..................................              1,855             7,271          9,028
   (Decrease) in licensed program payable........             (6,169)          (10,807)       (13,419)
   Decrease/(Increase) in inventories............                207              (244)          (303)
   Increase in customer advances.................                737               401            498
   (Decrease) in accrued expenses and other
        liabilities..............................             (2,697)           (2,313)        (2,872)
   (Decrease) in income taxes payable............             (7,330)           (1,025)        (1,273)
   Other, net....................................             (2,550)           (5,112)        (6,348)
                                                             -------           -------        -------
         Total adjustments.......................             (5,358)           (9,727)       (12,080)
                                                             -------           -------        -------

NET CASH (USED) IN OPERATING ACTIVITIES..........             (8,189)          (13,932)       (17,300)
                                                             -------           -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
   (Acquisition) of businesses, net of cash......               (760)           (3,458)        (4,294)
   Purchase of fixed assets......................             (5,499)           (3,197)        (3,970)
                                                             -------           -------        -------
NET CASH (USED) IN INVESTING ACTIVITIES..........             (6,259)           (6,655)        (8,264)
                                                             -------           -------        -------
CASH FLOW FROM FINANCING ACTIVITIES
   Repayment of long-term debt...................               (489)                -
   Redemption of Senior Notes....................             (3,470)          (16,310)       (20,252)
   (Decrease)  increase in bank overdrafts and short
        term borrowings, net.........................           (575)            1,110          1,378
   Repayments of capital lease obligations.......               (707)             (617)          (766)
                                                             -------           -------        -------
NET CASH (USED) IN FINANCING ACTIVITIES..........             (5,241)          (15,817)       (19,640)
                                                             -------           -------        -------
Effect of exchange rate changes on cash..........             (6,703)              526            654
(Decrease) in cash...............................            (26,392)          (35,878)       (44,550)
Cash at beginning of year........................             89,815            81,395        101,068
                                                             -------           -------        -------
CASH AT END OF PERIOD............................             63,423            45,517         56,518
                                                              ======            ======         ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................             20,983            19,021         23,618
   Cash paid for income taxes....................              6,936             3,595          4,464

     Exchange rate for the convenience translation of the September 30, 2004 balances is (euro)1.00 to $1.2417

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements and related notes at September 30, 2004 and for the nine months ended September 30, 2003 and 2004 are unaudited and prepared in conformity with the accounting principles applied in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year or any other interim period.

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only the Company's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which the Company does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

ACQUISITIONS OF UNRELATED BUSINESS

         In the second quarter of 2004, the Company established a new wholly owned subsidiary, Antenna Program Management AE. The new subsidiary, in which the Company invested (euro)60, succeeds to the rights and obligations of Antenna Gold Overseas Ltd under the channel distribution agreement concluded with MultiChoice Hellas in 2001.

         In the third quarter of 2004, the Company completed its acquisition of an interest of 33. 36% in Daphne Communications for cash consideration and participated in a share capital increase which diluted the minority interest by 4.1%. The total consideration paid in these transactions amounted to (euro)5.9 million. The acquisition of the interest was accounted for using the purchase method, and accordingly, the net

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


assets acquired have been recorded at their estimated fair value and the results of its operations included from the date of acquisition. Based on estimates of fair value, the allocation of the purchase price for the 33. 36% interest has been recorded as goodwill. As a result, the Company as at September 30, 2004 owns 88.46% of Daphne Communications.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007, issued on August 12, 1997 (the "2007 Notes"), (see note 7) were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in connection with the issuance and distribution of the Company's 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes"), were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the three and nine months ended September 30, 2003 and 2004 totaled (euro)995, (euro)868, (euro)171 and (euro)513 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2003 and 2004.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                   UNAUDITED         UNAUDITED      UNAUDITED       UNAUDITED
                                                 THREE MONTHS      THREE MONTHS    NINE MONTHS     NINE MONTHS
                                                     ENDED            ENDED           ENDED           ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30,    SEPTEMBER
                                                      2003             2004            2003          30, 2004
                                                 -------------     -------------   -------------    ---------
Net (loss)                                           (7,184)          (6,902)         (2,831)        (4,205)
Realization of other-than-temporary loss
of marketable equity securities                           -                -               -            361
Unrealized (loss) gain on available for
sale equity securities, net                            (159)            (237)             183          (691)
                                                    -------         --------        ---------      --------
Comprehensive (loss)                                 (7,343)          (7,139)         (2,648)        (4,535)
                                                    =======         ========        =========      ========


NEW ACCOUNTING PRONOUNCEMENTS

FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

      The Company has not yet determined the impact of applying FIN 46R.

TRANSLATIONS OF EURO INTO US DOLLARS

         The consolidated financial statements of the Company are stated in euro. The translations of euro into US Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on September 30, 2004, which was (euro)1.00 to $1.2417. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into US Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:
                                                                                          UNAUDITED
                                                                          DECEMBER 31,   SEPTEMBER 30,
                                                                              2003           2004
                                                                          ------------   -------------
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV............................................        2,778          3,125
      Epikinonia EPE..................................................        2,885          1,893
      Antenna TV Ltd. (Cyprus)........................................        6,227          6,530
      Echos and Rhythmos EPE..........................................        1,185          1,382
      Makedonia TV S.A. (note 4)......................................        5,803          5,864
                                                                          ---------      ---------
                                                                             18,878         18,794
                                                                          =========      =========
   Long-term:
      Antenna Satellite TV............................................        7,160          7,420
                                                                          =========      =========

ADVANCES
   Current:
      Epikoinonia EPE.................................................           72              -
      JVFM-Epikinonia ................................................          169            169
      Echos and Rhythmos EPE..........................................        2,358          2,047
      Makedonia TV S.A................................................          777             19
                                                                          ---------      ---------
                                                                              3,376          2,235
                                                                          =========      =========
   Long-term:
      JVFM - Epikinonia...............................................           53             53
                                                                          ---------      ---------
                                                                                 53             53
                                                                          =========      =========
ACCOUNTS PAYABLE
   Current
      Payable to minority shareholders of Daphne Communications S.A...          398              -
      Makedonia TV S.A................................................           83             25
      Echos and Rythmos EPE...........................................           19             30
                                                                          ---------      ---------
                                                                                500             55
                                                                          =========      =========

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


                                                                          UNAUDITED REVENUE
                                                                         FROM RELATED PARTIES
                                                     ------------------------------------------------------------------------
                                                      THREE MONTHS       THREE MONTHS       NINE MONTHS         NINE MONTHS
                                                          ENDED              ENDED              ENDED              ENDED
                                                      SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                           2003               2004               2003               2004
                                                      -------------      -------------      -------------      -------------
Epikinonia Ltd. (Production facilities and
     technical and administrative services)....                886                383              1,249              1,373
Antenna Satellite TV (USA) Inc. (License and
     technical fees)...........................                275                199              1,152                623
Antenna TV Ltd. (Cyprus) (Royalties)...........                229                178                675                728
Echos and Rhythmos EPE.........................                126                  -                363                255
Makedonia TV S.A...............................                330                 87              1,434                257
                                                      -------------      -------------      -------------      -------------
                                                             1,846                847              4,873              3,236
                                                      =============      =============      =============      =============

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                  UNAUDITED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                   2003             2004
                                                ------------    -------------
Produced programming.......................          66,815          60,928
Purchased sports rights....................           1,762           1,761
Licensed program rights....................          15,242          14,269
Prepaid license program rights.............           5,113           4,533
Prepaid produced programs..................           1,177             744
Prepaid sports rights......................               -             145
                                               ------------    -------------
                                                     90,109          82,380
                                               ============    =============

On the basis of the Company's amortization rates, 100% of produced licensed program rights and purchased sports rights at December 31, 2003, will be amortized within a four-year period of time.

Based on management's total gross revenue estimates, as of December 31, 2003 and for the nine months ended September 30, 2004, approximately 54% and 57%, respectively, of completed produced programming and purchased sports rights are expected to be amortized during the following fiscal year.


4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                  UNAUDITED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                   2003             2004
                                                ------------    -------------
Advance for the right to acquire an
  interest in Makedonia TV.................           8,804          8,804
Guarantee deposits.........................             426            329
                                               ------------    -------------
                                                      9,230          9,133
                                               ============    =============

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         On February 24, 2000, the Company advanced (euro)8.8 million in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the option to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may exercise this option by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control more than one licensed television broadcast enterprise. If the option is not exercised or the option is not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest in Makedonia TV.


5.       INVESTMENTS

                                                                  UNAUDITED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                   2003             2004
                                               -------------    -------------
Equity-method investments..................               15               15
Cost-method investments....................           12,917           12,917
                                               -------------    -------------
                                                      12,932           12,932
                                               =============    =============

Available for sale equity securities:
   Cost ...................................            3,408            2,014
   Unrealized loss.........................             (556)          (1,064)
                                               -------------    -------------
                                                       2,852              950
                                               =============    =============

         EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         COST-METHOD INVESTMENT

         Represents a 4.18% interest in NetMed NV which the Company acquired on October 8, 2001. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. in various open market transactions for an aggregate purchase price of (euro)45.6 million. In previous periods, the decline in fair value of (euro)42.2 million was judged to be other-than-temporary and the cost basis was written-down to (euro)3.4 million. In the first quarter of 2004, the further decline in fair value of (euro)1.4 million was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations (see note 9).

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2003 and September 30, 2004 are summarized below:

                                                                  UNAUDITED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                   2003             2004
                                               -------------    -------------
Deferred tax liabilities
   Intangible and tangible assets..........              369              44
   Programming costs.......................            5,243           4,844
   Deferred charges........................              779             525
   Leased assets...........................              946             707
                                               -------------    -------------
Gross deferred tax liabilities.............            7,337           6,120
                                               =============    =============

Deferred tax assets
   Property and equipment..................              395             473
   Start up costs..........................            1,769           1,104
   Long term liability.....................               45              30
   Long term lease liability...............              220             172
   Short-term lease liability..............              262             135
   Long-term receivables...................              674             674
   Accounts receivable.....................            2,590           2,439
   Employee retirement benefits............              638             687
   Provisions for other accounts
   receivable..............................            5,982           5,718
   Marketable equity securities............            8,188           7,836
   Net operating losses....................            5,901           6,639
                                               -------------    -------------
Gross deferred tax assets..................           26,664          25,907
                                               -------------    -------------
Less:  valuation allowance.................          (1,375)         (1,893)
                                               -------------    -------------
Net deferred tax asset.....................           17,952          17,894
                                               =============    =============

         Deferred tax assets were reduced by a valuation allowance primarily relating to the tax benefits attributable to net operating losses and start-up costs related to Daphne, VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reversed before expiration.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                  UNAUDITED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                   2003             2004
                                               -------------    -------------
Net current deferred tax (liability).......           (3,563)             (44)
                                               =============    =============
Net  current deferred tax asset............            3,268            2,439
                                               =============    =============
Net non-current deferred tax asset.........           18,247           15,499
                                               =============    =============


         The provision for income taxes reflected in the accompanying statements of operations is analyzed as follows:

                                          UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                         ------------------------------      --------------------------------
                                         SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                              2003             2004              2003               2004
                                         -------------    -------------      -------------      -------------
Current..............................              157              341              1,149              2,906
Deferred income taxes................          (3,724)          (2,018)              1,763                235
                                         -------------    -------------      -------------      -------------
Provision for income taxes...........          (3,567)          (1,677)              2,912              3,141
                                         =============    =============      =============      =============

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         The reconciliation of the provision for income taxes to the amount determined by the application of the statutory tax rate for the Greek companies of 35% in 2003 and 2004 and the application of the statutory tax rate of 23.5% and 19.5% for the Bulgarian companies for 2003 and 2004 respectively, to pre-tax income is summarized as follows:

                                                      UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                                     ------------------------------      --------------------------------
                                                     SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                          2003             2004              2003               2004
                                                     -------------    -------------      -------------      -------------
Tax (benefit) provision at statutory rate........           (3,763)          (3,002)                28               (372)
Effect of rate differentiation of foreign                      244              189                250                447
     entities....................................
Effect of change in tax rate.....................                -                -                  -                238
Interest income..................................              (22)             (22)               (86)               (73)
Effect of minority interest......................               15               25                  7                 13
Disallowed expenses, non-deductible general
     expenses and additional taxes...............              (81)             933              1,710              2,461
(Income) not subject to income tax...............              (47)             (36)              (172)              (106)
Increase in valuation allowance..................               87              236              1,175                533
                                                     -------------    -------------      -------------      -------------
                                                            (3,567)          (1,677)             2,912              3,141
                                                     =============    =============      =============      =============

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car, meals and entertainment expenses and tax or other penalties.

         In Greece, amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a change to operations over the above the amounts accrued may be required.

         During the nine months ended September 30, 2004, deferred tax assets and liabilities of the Bulgarian subsidiary were re-measured and the total effect of the change in the tax rate from 23.5% to 19.5% was a charge of
(euro)238, recorded as a tax expense in the consolidated statements of operation. There was no re-measurement for the three months ended September 30, 2003 and for the three months ended September 30, 2004.

7.       SENIOR NOTES

                                                                                                              UNAUDITED
                                                                                        DECEMBER 31,        SEPTEMBER 30,
                                                                                            2003                2004
                                                                                        ------------        -------------
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi-annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option of the Company at any time
     on or after August 1, 2002......................................................         55,001              39,692
Senior Notes due 2008 (the "2008 Notes") issued on June 18,
     2001. Interest on the Senior notes is paid semi-annually in July and
     January, commencing July 1, 2001 at a rate of 9.75% per annum. The 2008
     Notes are redeemable, in whole or in part, at the option of the company at any time on or
     after 2005......................................................................        138,750             138,750
                                                                                        ------------        -------------
                                                                                             193,751             178,442
                                                                                        ============        =============

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the three and nine months ended September 30, 2003 and 2004 totaled (euro)16,221, (euro)14,911, (euro)4,335 and (euro)13,085, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 31, 2003, the Company repurchased (euro)2 million of the 2008 Notes with accrued interest of (euro)49 to the date of repurchase. On December 9, 2003, the Company repurchased (euro)3 million of the 2008 Notes with accrued interest of (euro)128 to the date of repurchase. On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($54) to the date of repurchase. On December 23, 2003, the Company repurchased (euro)0.8 million ($1 million) of the 2007 Notes with accrued interest of (euro)29 ($35) to the date of repurchase.

         On February 16, 2004, the Company repurchased $20 million ((euro)15.8 million) of the 2007 Notes through a partial redemption, with accrued interest of (euro)58 ($75) to the date of redemption.

         The early extinguishment of the 2008 Notes resulted in the following:

                                              UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                             ------------------------------      --------------------------------
                                             SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                 2003             2004              2003               2004
                                             -------------    -------------      -------------      -------------
Discount on prepayment of Senior Notes..                 -                -              300                    -
Write-off of related unamortized debt
     issuance costs.....................                 -                -              (76)                   -
                                             -------------    -------------      -------------      -------------
Gain ...................................                 -                -              224                    -
                                             =============    =============      =============      =============

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         The early extinguishment of the 2007 Notes resulted in the following:

                                            UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                           ------------------------------      --------------------------------
                                           SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                               2003             2004              2003               2004
                                           -------------    -------------      -------------      -------------
Discount on prepayment of Senior Notes..               -                -                137            (475)
Write-off of related unamortized debt                  -                -              (178)            (358)
     issuance costs.....................
                                           -------------    -------------      -------------      -------------
(Loss)..................................               -                -               (41)            (833)
                                           =============    =============      =============      =============

         In accordance with SFAS No. 145, the gain (loss) for the three and nine months ended September 30, 2003 and 2004, has been recorded in other income (expenses), net.

         The indebtedness evidenced by the 2007 Notes and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 Notes and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities.

8.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                  UNAUDITED THREE MONTHS ENDED         UNAUDITED NINE MONTHS ENDED
                                                 ------------------------------      --------------------------------
                                                 SEPTEMBER 30,    SEPTEMBER 30,      SEPTEMBER 30,      SEPTEMBER 30,
                                                     2003             2004              2003               2004
                                                 -------------    -------------      -------------      -------------
Unrealized foreign exchange gain (loss) on
     Senior Notes (US$)......................              777              776              6,703               (526)

Unrealized foreign exchange (loss) and
gain and on cash, receivables and payables
denominated in foreign currencies (US$)
and realized (losses) gains on
transactions, net...........................              (106)            (115)              (874)               182
                                                 -------------    -------------      -------------      -------------
                                                           671              661              5,829               (344)
                                                 =============    =============      =============      =============

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


9.       OTHER INCOME (EXPENSE), NET

                                                  UNAUDITED THREE MONTHS ENDED       UNAUDITED NINE MONTHS ENDED
                                                 SEPTEMBER 30,    SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30,
                                                         2003             2004              2003            2004
                                                 ------------     ------------      ------------    ------------
Other than temporary (loss) from marketable
     securities (see note 5) ...............                -                -                -           (1,394)
Other income (expense), net.................               37               26              (37)              62
Gain (loss) on repurchase of senior notes
     (see note 7)...........................                -                -               183            (833)
                                                 ------------     ------------      ------------    ------------
                                                           37               26               146          (2,165)
                                                 ============     ============      ============    ============

10.      SEGMENT INFORMATION

         The Company follows Statement of Financial Accounting Standards No 131 (SFAS 131), DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Company's reportable segments are: Television, Radio, Pay Television, Music Recording, Internet, Publishing and Other. The Television segment represents a broadcast network and producer of television programming. Revenue is earned from the sale of advertising time to local and international branches of advertising agencies and from royalties from the syndication of programming. The Radio segment represents a free-to-air radio operator, which sells advertising time to local and international branches of advertising agencies. The Pay Television segment sells programming to local and international subscription television platforms. The Music Recording segment is a producer of compact discs, DVDs and cassettes of local popular artists and authors for sale to distributors. The Internet segment produces and offers content for mobile telephone subscribers. The Publishing segment is a publisher of magazines, pamphlets and books for sale to distributors. The Other segment is responsible for a portion of the Company's financial operations and includes training centers, production of infomercials, consulting and air advertisements (audiotext). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.

         Three months ended September 30, 2003:

                                                           UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2003
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          16,373     739         -         1,833          -         -       -          -      18,945

Related party sales........           1,927     158         -           106        208        15       -       (568)      1,846

Publication revenue........               -       -         -         5,447          -         -       -          -       5,447

Other revenue..............             803      10       151           407        781     1,118   1,007         (1)      4,276
                                    ------- -------     -------      -------   -------   ------- -------     -------   --------

Total revenues.............          19,103     907       151         7,793        989     1,133   1,007       (569)     30,514

Cost of Sales..............           5,045     505        37         6,425        185       955     372        (47)     13,477

Related party cost of sales               2       -         -            25        (7)        58     131       (209)          -

Selling, general and
    administrative expenses           5,303     308         6         1,529        175       222     314          -       7,857

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


                                                           UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2003
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Related party selling,
     general and
     administrative expenses            253       3         -            16         72         1      15       (360)          -

Depreciation and amortization           875      24        25           548        177         3      21         72       1,745

Amortization of programming
     costs.................          13,550       -         -             -          -         -       -          -      13,550
                                    ------- -------     -------      -------   -------   ------- -------     -------   --------

Operating (loss) income....          (5,925)     67        83          (750)       387      (106)    154        (25)     (6,115)

Interest expense, net......          (5,063)    (17)      (11)         (253)         -         1       1          -      (5,342)

Foreign exchange gains
     (losses), net.........             671     (62)       62             -          -         -       -          -         671

Other (expense) income, net             (36)      -         -            73          -         1     (1)          -          37
Minority interest in profit
     of consolidated
     entities, net.........               -       -         -             1          -         -       -         (3)         (2)
                                    ------- -------     -------      -------   -------   ------- -------     -------   --------
(Loss) Income before tax...         (10,353)    (12)      134          (929)       387      (104)    154        (28)    (10,751)

Net (loss) income..........          (6,192)     (6)      134        (1,369)       238       (68)    107        (28)     (7,184)
                                    ------- -------     -------      -------   -------   ------- -------     -------   --------

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         Nine months ended September 30, 2003:

                                                           UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2003
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          82,538   2,787           -        5,682         -         -       -           -       91,007

Related party sales........           6,041     400           -          234       628        44       -      (2,474)       4,873

Publication revenue........               -       -           -       17,256         -         -       -           -       17,256

Other revenue..............           3,339      14         389        1,506     2,409     2,984   4,619          (5)      15,255
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------
Total revenues.............          91,918   3,201         389       24,678     3,037     3,028   4,619      (2,479)     128,391

Cost of Sales..............          24,363   1,674         116       20,891       412     1,997   2,249        (181)      51,521

Related party cost of sales               8       -           -           61       450       161     759      (1,439)           -

Selling, general and
     administrative expenses         14,935   1,484          19        4,080       517       745   1,221           -       23,001

Related party selling,
     general and
     administrative expenses            706      11           -           86       197         4      36      (1,040)           -

Depreciation and amortization         2,553      67          76        1,610       527         8      84         252       5,177

Amortization of programming
     costs.................          38,736       -           -            -         -         -       -           -       38,736
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------

Operating income (loss)....          10,617     (35)        178       (2,050)      934       113     270        (71)        9,956

Interest expense, net......         (14,845)    (51)        (35)        (953)        -         1      12           -      (15,871)

Foreign exchange gains
     (losses), net                    5,375     109         347           (2)        -         -       -           -        5,829

Other income (expense), net             127       -           -            2         -         -      (1)         18          146
Minority interest in profit
     of consolidated
     entities, net.........               -       -           -            -         -         -       -          21           21
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------
Income (loss) before tax...           1,274      23         490       (3,003)      934       114     281         (32)          81

Net Income (loss)..........            (457)     15         490       (3,671)    1,040      (165)    (51)        (32)      (2,831)
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------
Segment assets
Total assets at September 30,
     2003                           371,271   6,638         914       41,474     5,541     3,335  10,586     (76,451)     363,308
                                    ======= =======     =======      =======   =======   ======= =======     =======      =======

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         Three months ended September 30, 2004:

                                                           UNAUDITED THREE MONTHS ENDED SEPTEMBER 30, 2004
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC           INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING   OTHER ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ----- -----------  ------------
Advertising revenue........          18,689     768         -         1,842          -         -       -           -       21,299

Related party sales........           1,577      14         -           101       (136)        -       -        (709)         847

Publication revenue........               -       -         -         5,584          -         -       -           -        5,584

Other revenue..............           1,180      49       640           418      2,808     1,728   1,251          (1)       8,073
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------
Total revenues.............          21,446     831       640         7,945      2,672     1,728   1,251        (710)      35,803

Cost of Sales..............           5,268     564        55         6,724        114       631     968         (54)      14,270

Related party cost of sales               -       -       558            10          6        37     110        (721)           -

Selling, general and
     administrative expenses          6,354     581         7         1,486        653       213     600           -        9,894

Related party selling,
     general and                                                                                      11
     administrative expenses           (111)      1         1            14         74         -                  10            -

Depreciation and amortization           934      34        26           485         42         4      37         133        1,695

Amortization of programming
     costs.................          14,051       -         -             -          -         -       -           -       14,051
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------

Operating income (loss)....          (5,050)   (349)       (7)         (774)     1,783       843    (475)        (78)      (4,107)

Interest expense, net......          (4,666)    (14)       (8)         (401)        (3)        1       2           -       (5,089)

Foreign exchange gains                                                                                 -
     (losses), net.........             556      31        76            (2)         -         -                   -          661

Other income (expense), net              (4)     20         -             6          4         1      (1)          -           26
Minority interest in loss
     (profit) of consolidated
     entities, net.........               -       -         -            (2)         -         -       -         (68)         (70)
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------
Income (loss) before tax...          (9,164)   (312)       61        (1,173)     1,784       845    (474)       (146)      (8,579)

Net Income (loss)..........          (6,434)   (318)       76        (1,097)       886       549    (378)       (186)      (6,902)
                                    ------- -------     -------      -------   -------   ------- -------     -------      -------

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         Nine months ended September 30, 2004:

                                                                          UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2004
                                 --------------------------------------------------------------------------------------------------
                                                        PAY                              MUSIC             INTERSEGMENT    TOTAL
                                 TELEVISION   RADIO  TELEVISION  PUBLICATION  INTERNET RECORDING    OTHER  ELIMINATION  CONSOLIDATED
                                 ----------   -----  ----------  -----------  -------- ---------   ------  -----------  ------------
Advertising revenue.......           87,820   3,017         -        6,474         -         -          -           -       97,311

Related party sales.......            6,173     296         -          286       281         -          -      (3,800)       3,236

Publication revenue.......                -       -         -       17,544         -         -          -           -       17,544

Other revenue.............            4,065      50     1,792        1,606     6,695     3,501      6,099          (3)      23,805
                                    -------   -----     -----       ------    ------     -----     ------     -------      -------
Total revenues............           98,058   3,363     1,792       25,910     6,976     3,501      6,099      (3,803)     141,896

Cost of sales.............           25,089   1,795       129       20,931       328     2,134      2,937        (221)      53,122

Related party cost of sales               3       -     1,281           36         7       111      1,214      (2,652)           -

Selling, general and
   administrative expenses           18,986   1,271        19        4,777     1,265       773      1,802           -       28,893

Related party selling, general
   and administrative expenses          316       5         1           82       713         1         34      (1,152)           -

Depreciation and amortization         2,562      66        74        1,336       265        14        115         456        4,888

Amortization of programming costs    38,646       -         -            -         -         -          -           -       38,646
                                    -------   -----     -----       ------    ------     -----     ------     -------      -------
Operating income (loss)...           12,456     226       288      (1,252)     4,398       468         (3)       (234)      16,347

Interest expense, net.....          (13,546)   (42)       (26)      (1,257)       (1)        2          5           -      (14,865)

Foreign exchange (losses), net         (483)     13       127          (1)         -         -          -           -         (344)

Other income, (expense), net(1)
   .......................             (803)     20         -            7         5         -     (1,394)          -       (2,165)
Minority interest in (profit)
   losses of consolidated
   entities...............                -       -         -          (12)        -         -          -         (25)         (37)
                                    -------   -----     -----       ------    ------     -----     ------     -------      -------
(Loss) income before tax..           (2,376)    217       389       (2,515)    4,402       470     (1,392)       (259)      (1,064)

Net (loss) income.........           (2,646)    (24)      359       (2,691)    2,575       202     (1,529)       (451)      (4,205)
                                    -------   -----     -----       ------    ------     -----     ------     -------      -------
Segment assets
Total assets at September 30,
    2004..................          341,089   6,315     1,870       43,285    11,215     4,247     10,973     (79,479)     339,515
                                    =======   =====     =====       ======    ======     =====     ======     =======      =======

1 Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other than temporary loss amounting to (euro)1,394 (see note 5)

                                 ANTENNA TV S.A.

        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT SHARE DATA AND WHERE
                              OTHERWISE INDICATED)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                             UNAUDITED THREE MONTHS ENDED           UNAUDITED NINE MONTHS ENDED

                             SEPTEMBER 30,   SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,
                                     2003            2004               2003              2004
                             -------------   -------------      -------------     -------------
REVENUES:
     Greece............            28,795          34,098            122,259           135,101
     United States.....               275             199              1,152               623
     Australia.........               151              97                389               399
     Cyprus............               229             178                675               728
     Bulgaria..........             1,064           1,231              3,916             5,045
                             -------------   -------------      -------------     -------------
                                   30,514          35,803            128,391           141,896
                             =============   =============      =============     =============

Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                                    UNAUDITED
                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                       2003               2004
                                                                ------------      -------------
Domestic..........................................                  101,736             92,895
International.....................................                    1,414              2,533
                                                                ------------      -------------
     Total........................................                  103,150             95,428
                                                                ============      =============

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIFIC INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of advertising time. Total advertising revenue made up 68.6% of total net revenue in the nine months ended September 30, 2004. We report revenue from publishing due to our interest in Daphne Communications S.A. (or Daphne), which in the nine months ended September 30, 2004 represented 12.4% of total net revenue. Other revenue including related party revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, SMS/WAP fees, tuition fees and pay television fees, represented 19.1% of total net revenue in the nine months ended September 30, 2004.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.2% of total net television advertising revenue in 2003), and usually at its highest level during the fourth fiscal quarter (28.3% of total net television advertising revenue in 2003) or the second fiscal quarter (35.9% of the total net television advertising revenue in 2003). Television advertising revenue was approximately 6.4% higher in the nine months ended September 30, 2004 compared to the same period of 2003.

         Nova Television has re-commenced operations as a nationwide television station. As a result, we intend to invest approximately (euro)2.5 million ($3.1 million) in Bulgaria between 2004 and 2008 to upgrade the network.

RECENT DEVELOPMENT

         A wholly-owned subsidiary of Antenna TV entered into an agreement in principle in July 2004 with certain shareholders of Daphne that resulted in Antenna increasing its ownership interest in Daphne in the third fiscal quarter of 2004 through a purchase of an additional 33.36% interest through share transfers and participation in a capital increase for cash consideration in an aggregate of (euro)5.9 million. As a result of these transactions, Antenna owns 88.46% of Daphne.

REVENUE
ADVERTISING REVENUE

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers.

         We use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate, then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the nine months ended September 30, 2004, we sold approximately 98.3% of total available advertising time during prime time broadcasts and approximately 78.6% of total available advertising time, including unsold advertising time (commonly referred to as "dead time") allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize dead time to improve our operating results and cash flows, including through sources such as audiotext and infomercials. We derive revenue from our subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

RELATED PARTY (PROGRAMMING) REVENUE

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States through an affiliated entity, Antenna Satellite TV (USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Antenna Pacific Broadcasts. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. (see note 2 to our consolidated financial statements). In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING REVENUE

         We derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

OTHER REVENUE

    Other revenue is derived from:

    o    program sales;

    o sales of recorded music (principally Greek pop hits) in compact disc, DVD and cassette format that we produce with local popular artists and authors;

    o    Visa(R) card fees and commissions;

    o the provision of technical services and infotainment services, such as news information, sports results and horoscopes;

    o    SMS services and message services related to reality television shows;

    o    tuition fees; and

    o    pay television fees.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. SOP 00-2 requires advertising costs for television productions to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2, estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future we plan to also broadcast abroad directly. Management will continue to evaluate the total estimated revenues as we enter new markets and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)5.3 million, or 17.3%, from
(euro)30.5 million in the three months ended September 30, 2003 to (euro)35.8 million in the three months ended September 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.0 million in revenue from Antenna Internet, reflecting an increase in revenue from internet sites and an increase in sales of content for SMS services;

         o     (euro)1.7 million of revenue from Antenna TV's operations;

         o     (euro)0.6 million in revenue from Heaven Music;

         o     (euro)0.2 million of revenue from Audiotex;

         o (euro)0.2 million of revenue from Nova Bulgaria, mainly due to an increase in advertising revenue; and

         o (euro)0.2 million in revenue from Daphne, mainly due to the increase of publication revenue.

         This increase was also the result of the addition of (euro)0.5 million of revenue from Antenna Program Management resulting from the receipt of subscription revenue from the Antenna Gold channel on the Nova bouquet.

         Advertising revenue, which comprised 59.5% of total net revenues for the three months ended September 30, 2004, increased (euro)2.4 million, or 12.4%, from (euro)18.9 million in the three months ended September 30, 2003 to
(euro)21.3 million in the three months ended September 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)2.2 million, or 13.9%, in advertising revenue from Antenna TV's operations due to an increase mainly in advertising prices and, to a lesser extent, volume; and

         o (euro)0.2 million, or 19.7%, in advertising revenue from Nova Bulgaria due to an increase in advertising prices.

         Related party revenue decreased (euro)1.0 million, or 54.2%, from
(euro)1.8 million in the three months ended September 30, 2003 to (euro)0.8 million in the three months ended September 30, 2004. This decrease was the result of decreased revenue mainly from Epikinonia and, to a lesser extent, from Makedonia TV.

         Publication revenue increased (euro)0.2 million, or 2.5%, from
(euro)5.4 million in the three months ended September 30, 2003 to (euro)5.6 million in the three months ended September 30, 2004, resulting from an increase in Daphne's printing services for third parties.

         Other revenue increased (euro)3.8 million, or 88.8%, from (euro)4.3 million in the three months ended September 30, 2003 to (euro)8.1 million in the three months ended September 30, 2004. This increase was principally the result of:

         o an increase of (euro)2.0 million of revenue from Antenna Internet due to an increase in revenue from internet sites and an increase in sales of content for SMS services;

         o     an increase of (euro)0.6 million of revenue from Heaven Music;

         o the addition of (euro)0.5 million of revenue from Antenna Program Management reflecting subscription revenue of the Antenna Gold channel on the Nova bouquet;

         o     an increase of (euro)0.4 million of other revenue of Antenna TV;
               and

         o     an increase of (euro)0.2 million of revenue from Audiotex.

         COST OF SALES. Cost of sales increased (euro)0.8 million, or 5.9%, from
(euro)13.5 million in the three months ended September 30, 2003 to (euro)14.3 million in the three months ended September 30, 2004. This increase was attributable primarily to an increase in Audiotex cost of sales of (euro)0.6 million, or 178.1%, mainly due to an increase in royalties associated with sales volume, an increase in cost of sales from Daphne of (euro)0.3 million, or 4.6%, and an increase in Antenna TV cost of sales of (euro)0.3 million, or 5.8%, mainly due to increased cost of news. This increase was partially offset by a decrease in cost of sales from Heaven Music of (euro)0.3 million, or 33.9%.

         SG&A. Selling, general and administrative expenses increased (euro)2.0 million, or 25.9%, from (euro)7.9 million in the three months ended September 30, 2003 to (euro)9.9 million in the three months ended September 30, 2004. This increase was attributable primarily to an increase in SG&A of (euro)0.7 million from Antenna Television's operation, mainly due to one-time stamp duty tax charges resulting from inter-company accounts, provision of expenses for rewards for the Board of Directors, increased sales promotion costs and the first time assessment of fees in respect of musical tracks used on our television programs, an increase of (euro)0.5 million from Antenna Internet, mainly due to increased rights related to sales volume and one-time stamp duty tax charges, an increase in SG&A of (euro)0.4 from Nova Bulgaria, mainly due to increased frequency fees associated with the acquisition of a nation-wide license, an increase of
(euro)0.3 million from Antenna Radio, mainly due to one-time stamp duty tax charges and increased payroll, an increase of (euro)0.2 million from Antenna School, mainly due to one-time stamp duty tax charges and the addition of
(euro)0.1 million from Fame Studio School.

         AMORTIZATION. Amortization of programming costs increased (euro)0.5 million, or 3.7%, from (euro)13.6 million in the three months ended September 30, 2003 to (euro)14.1 million in the three months ended September 30, 2004.

         DEPRECIATION. Depreciation decreased (euro)0.05 million from (euro)1.75 million in the three months ended September 30, 2003 to (euro)1.7 million in the three months ended September 30, 2004. This decrease was attributable primarily to a decrease in depreciation from Antenna Internet, Daphne and Antenna TV due to fully depreciated assets and was partially offset by an increase in depreciation costs for Nova Bulgaria and Audiotex.

         OPERATING LOSS. Operating loss decreased (euro)2.0 million, or 32.8%, from a loss of (euro)6.1 million in the three months ended September 30, 2003 to a loss of (euro)4.1 million in the three months ended September 30, 2004, mainly as a result of an increase in total net revenues, partially offset by an increase in SG&A, cost of sales and amortization of Antenna TV programming costs. This improvement primarily reflected:

         o an increase of (euro)1.7 million in the operating income of Antenna Internet;

         o     an increase of (euro)0.9 million in operating income of Heaven
               Music;

         o the addition of operating income of (euro)0.5 million in respect of Antenna Gold; and

         o     a decrease of (euro)0.3 million in the operating loss of Antenna
               TV.

         This improvement was partially offset by:

         o an increase of (euro)0.4 million in the operating loss of Audiotex;

         o an increase of (euro)0.4 million in the operating loss of Antenna Radio;

         o an increase of (euro)0.3 million in the operating loss of Nova Bulgaria; and

         o an increase of (euro)0.2 million in the operating loss of Antenna School.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)0.2 million, or 4.7%, from (euro)5.3 million in the three months ended September 30, 2003 to (euro)5.1 million in the three months ended September 30, 2004, reflecting a decrease in interest expense of Antenna TV of (euro)0.7 million due to the partial redemption of certain of our senior notes, partially offset by an increase in interest expenses of Nova Bulgaria and Daphne.

         FOREIGN EXCHANGE GAINS (LOSSES). Foreign exchange gains decreased by
(euro)0.01 million from gains of (euro)0.67 million in the three months ended September 30, 2003 to gains of (euro)0.66 million in the three months ended September 30, 2004.

         OTHER INCOME (EXPENSE), NET. Other income, net decreased (euro)0.01 million from (euro)0.04 million in the three months ended September 30, 2003 to
(euro)0.03 million in the three months ended September 30, 2004.

         (BENEFIT) FOR INCOME TAXES. (Benefit) for income taxes decreased
(euro)1.9 million, or 53.0%, from (euro)3.6 million in the three months ended September 30, 2003 to (euro)1.7 million in the three months ended September 30, 2004, primarily due to an increase in disallowed, non-deductible general expenses and additional taxes and an increase in the valuation allowance for the period.

         NET LOSS. Net loss decreased (euro)0.3 million, or 3.9%, from (euro)7.2 million in the three months ended September 30, 2003 to (euro)6.9 million in the three months ended September 30, 2004. This decrease in net loss was mainly attributable to:

         o the improvement in total operating loss of (euro)2.0 million from a loss of (euro)6.1 million to a loss of (euro)4.1 million; and

         o     the decrease in net interest expenses of (euro)0.2 million.

         This decrease in net loss was partially offset by:

         o     the decrease of (euro)1.9 million in benefit for income taxes.


NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

         REVENUES. Total net revenue increased (euro)13.5 million, or 10.5%, from (euro)128.4 million in the nine months ended September 30, 2003 to
(euro)141.9 million in the nine months ended September 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)4.3 million in revenue from Antenna Internet, reflecting an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o (euro)3.4 million of revenue from Antenna TV's operations, mainly due to the increase in advertising revenue;

         o (euro)1.2 million in revenue from Daphne, mainly due to the increase in the level of advertising and publication revenue;

         o (euro)1.1 million of revenue from Nova Bulgaria, mainly due to an increase in advertising revenue;

         o (euro)0.9 million of revenue from Audiotex stemming from our reality TV program `Fame Story II';

         o     (euro)0.5 million of revenue from Heaven; and

         o (euro)0.2 million of revenue from Antenna Radio, reflecting an increase in advertising revenue.

         This increase was also the result of the addition of (euro)1.4 million of revenue from Antenna Gold and (euro)0.6 million of revenue from Fame Studio.

         Advertising revenue, which comprised 68.6% of total net revenues for the nine months ended September 30, 2004, increased (euro)6.3 million, or 6.9%, from (euro)91.0 million in the nine months ended September 30, 2003 to
(euro)97.3 million in the nine months ended September 30, 2004. This increase was attributable primarily to an increase of:

         o (euro)4.3 million, or 5.4%, in advertising revenue from Antenna TV's operations due to an increase in advertising prices and, to a lesser extent, due to volume;

         o (euro)1.0 million, or 31.7%, in advertising revenue from Nova Bulgaria due to an increase in advertising prices and, to a lesser extent, an increase in advertising volume;

         o     (euro)0.8 million, or 13.9%, in advertising revenue from Daphne;
               and

         o     (euro)0.2 million, or 8.2%, in advertising revenue from Antenna
               Radio.

         Related party revenue decreased (euro)1.7 million, or 33.6%, from
(euro)4.9 million in the nine months ended September 30, 2003 to (euro)3.2 million in the nine months ended September 30, 2004. This decrease was the result of lower revenue mainly from Makedonia TV due to the fact that Antenna Television reduced the number of services offered to Makedonia TV and consequently the annual charge was decreased from 22% to approximately 6%, effective from January 1, 2004, and, to a lesser extent, from Antenna Satellite.

         Publication revenue increased (euro)0.2 million, or 1.7%, from
(euro)17.3 million in the nine months ended September 30, 2003 to (euro)17.5 million in the nine months ended September 30, 2004, primarily resulting from the increase in Daphne's printing services for third parties.

         Other revenue increased (euro)8.5 million, or 56.0%, from (euro)15.3 million in the nine months ended September 30, 2003 to (euro)23.8 million in the nine months ended September 30, 2004. This increase was principally the result of:

         o an increase of (euro)4.3 million of revenue from Antenna Internet due to an increase in revenue from internet sites and an increase in sales of content for SMS services related to reality television programs;

         o the addition of (euro)1.4 million of revenue from Antenna Program Management reflecting subscription revenue of Antenna Gold channel on the Nova bouquet;

         o an increase of (euro)0.9 million of revenue from Audiotex due to the success of our reality TV program `Fame Story II';

         o     an increase of (euro)0.6 million of other revenue from Antenna
               TV;

         o     the addition of (euro)0.6 million of revenue from Fame Studio
               School;

         o     an increase of (euro)0.5 million of revenue from Heaven Music;

         o an increase of (euro)0.1 million of other revenue from Nova Bulgaria; and

         o     an increase of (euro)0.1 million of other revenue from Daphne.

         COST OF SALES. Cost of sales increased (euro)1.6 million, or 3.1%, from
(euro)51.5 million in the nine months ended September 30, 2003 to (euro)53.1 million in the nine months ended September 30, 2004. This increase was attributable primarily to an increase in Audiotex cost of sales of (euro)0.5 million, or 27.1%, mainly due to an increase in royalties associated with sales volume, an increase in Antenna TV cost of sales of (euro)0.4 million, or 1.8%, mainly due to an increase in cost for news, an increase in Nova Bulgaria cost of sales of (euro)0.3 million, or 11.9%, mainly due to the increased cost of programs produced locally, an increase in Heaven Music cost of sales of
(euro)0.1 million, or 6.9%, mainly due to costs of recording, an increase in Antenna Radio cost of sales of (euro)0.1 million, or 7.2% and the addition of
(euro)0.1 million of cost of sales from Fame Studio.

         SG&A. SG&A increased (euro)5.9 million, or 25.6%, from (euro)23.0 million in the nine months ended September 30, 2003 to (euro)28.9 million in the nine months ended September 30, 2004. This increase was attributable primarily to an increase in SG&A of (euro)2.3 million from Antenna Television's operation, mainly due to provision of expenses for rewards for the Board of Directors, one-time stamp duty tax charges resulting from inter-company accounts, the first time assessment of fees in respect of musical tracts used on our television programs, increased payroll costs, traveling and sales promotion expenses, an increase in SG&A of (euro)1.7 from Nova Bulgaria, mainly due to frequency fees, legal expenses associated with the acquisition of a nation-wide license and payroll and advertising expenses, an increase in SG&A of (euro)0.8 from Antenna Internet, mainly due to rights associated to increased sales volume and one-time tax charges for stamp duty, an increase of (euro)0.7 million from Daphne, mainly due to increased payroll costs, an increase of (euro)0.3 million from Antenna school, mainly due to one-time stamp duty tax charges and the addition of
(euro)0.3 million from Fame Studio. This increase in SG&A was partially offset by a decrease of (euro)0.2 million, or 14.3%, from Antenna Radio.

         AMORTIZATION. Amortization of programming costs decreased (euro)0.1 million, or 0.2%, from (euro)38.7 million in the nine months ended September 30, 2003 to (euro)38.6 million in the nine months ended September 30, 2004.

         DEPRECIATION. Depreciation decreased (euro)0.3 million, or 5.6%, from
(euro)5.2 million in the nine months ended September 30, 2003 to (euro)4.9 million in the nine months ended September 30, 2004. This decrease was attributable primarily to a decrease in depreciation of (euro)0.3 million both from Daphne and Antenna Internet resulting from fully depreciated assets and was partially offset by an increase of (euro)0.2 in depreciation costs for Audiotex and (euro)0.1 from Nova Bulgaria.

         OPERATING INCOME. Operating income improved (euro)6.3 million, or 64.2%, from income of (euro)10.0 million in the nine months ended September 30, 2003 to (euro)16.3 million in the nine months ended September 30, 2004, mainly as a result of an increase in total net revenues and, to a lesser extent, a decrease in depreciation expenses and amortization of Antenna TV programming costs, partially offset by an increase in SG&A and cost of sales. This increase primarily reflected:

         o an increase of (euro)3.8 million in the operating income of Antenna Internet;

         o the addition of operating income of (euro)1.4 million in respect of Antenna Gold;

         o     an increase of (euro)0.8 million in operating income of Antenna
               TV;

         o     an improvement of (euro)0.7 million in operating loss of Daphne;

         o     an increase of (euro)0.3 million in operating income of Heaven
               Music;

         o     an increase of (euro)0.2 million in operating income of Antenna
               Radio;

         o     the addition of operating income of (euro)0.1 of Fame Studio; and

         o     an increase of (euro)0.1 million in operating income of Audiotex.

         This improvement was partially offset by the increase in operating loss of Nova Bulgaria of (euro)1.0 million, mainly due to the increase of (euro)1.1 million in frequency fees associated with the expansion of the broadcasting network, and Antenna School of (euro)0.3 million.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)1.0 million, or 6.3%, from (euro)15.9 million in the nine months ended September 30, 2003 to (euro)14.9 million in the nine months ended September 30, 2004, primarily reflecting a decrease in interest expense of Antenna TV of (euro)1.6 million due to the partial redemption of certain of our senior notes, partially offset by an increase (euro)0.3 million in interest expenses of both Nova Bulgaria and Daphne.

         FOREIGN EXCHANGE GAINS (LOSSES). Foreign exchange losses increased by
(euro)6.1 million from gains of (euro)5.8 million in the nine months ended September 30, 2003 to losses of (euro)0.3 million in the nine months ended September 30, 2004, reflecting the depreciation of the euro against the US dollar in the nine months ended September 30, 2004.

         OTHER INCOME (EXPENSE), NET. Other income (expense), net worsened
(euro)2.3 million from income of (euro)0.1 million in the nine months ended September 30, 2003 to expense of (euro)2.2 million in the nine months ended September 30, 2004, primarily reflecting the loss of (euro)1.4 million resulting from a further other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. and a loss of
(euro)0.8 million from the partial redemption of our senior notes at a premium (based on the terms of such notes) and the write-off of associated debt issuance expenses in the nine months ended September 30, 2004.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased
(euro)0.2 million, or 7.9%, from (euro)2.9 million in the nine months ended September 30, 2003 to (euro)3.1 million in the nine months ended September 30, 2004, primarily due to an increase of disallowed non-deductible general expenses and additional taxes and the effect of a change in the tax rate, partially offset by the decrease in valuation allowance and the decrease of earnings before taxes.

         NET LOSS. Net loss increased (euro)1.4 million, or 50.0%, from
(euro)2.8 million in the nine months ended September 30, 2003 to a loss of
(euro)4.2 million in the nine months ended September 30, 2004. This increase in net loss was primarily attributable to:

         o     the increase of (euro)6.1 million in foreign exchange losses;

         o the further write-down of (euro)1.4 million of marketable equity securities;

         o the loss of (euro)0.8 million from the partial redemption of certain of our 2007 Notes at a premium in the first quarter;

         o the increase in the operating loss of (euro)1.0 million of Nova Bulgaria;

         o the increase in the operating loss of (euro)0.3 million of Antenna School; and

         o     the increase of (euro)0.2 in provision for income taxes.

         This increase in net loss was partially offset by:

         o an increase of (euro)3.8 million in the operating income of Antenna Internet;

         o the addition of operating income of (euro)1.4 million in respect of Antenna Gold;

         o     an increase of (euro)0.8 million in operating income of Antenna
               TV;

         o an improvement of (euro)0.7 million in operating loss of Daphne (resulting in an operating loss of (euro)1.4 million and a net loss for publishing of (euro)2.8 million);

         o     an increase of (euro)0.3 million in operating income of Heaven
               Music;

         o     an increase of (euro)0.2 million in operating income of Antenna
               Radio;

         o     the addition of operating income of (euro)0.1 of Fame Studio; and

         o     an increase of (euro)0.1 million in operating income of Audiotex.

         Additionally, the increase in net loss was also partially offset by the decrease in interest expenses.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting we have no access to the equity capital markets.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At September 30, 2004, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

-------------------------------------------------------------------------------------------------------------------------------
                                                       PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------------------------
                                           01/10/2004-   01/10/2005-    01/10/2006-     01/10/2007-   01/10/2008
   CONTRACTUAL OBLIGATIONS        TOTAL    30/09/2005    30/09/2006     30/09/2007      30/09/2008    03/09/2009     THEREAFTER
-------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)               178,442            -             -         39,692         138,750            -              -
-------------------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS          1,299          582           549            168               -            -              -
-------------------------------------------------------------------------------------------------------------------------------
OPERATING LEASES                  18,882        3,423         3,586          3,762           3,952        4,159              -
-------------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)                 2,694            -           582              -               -            -          2,112
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS              201,317        4,005         4,717         43,622         142,702        4,159          2,112
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                       PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------------------------
                                           01/10/2004-   01/10/2005-    01/10/2006-     01/10/2007-   01/10/2008
   CONTRACTUAL OBLIGATIONS        TOTAL    30/09/2005    30/09/2006     30/09/2007      30/09/2008    03/09/2009     THEREAFTER
-------------------------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)                  19,876       19,876             -              -               -            -              -
-------------------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE (4)           9,874        8,943           931              -               -            -              -
-------------------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)             10,545          599           443          4,872           4,631            -              -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS                    40,295       29,418         1,374          4,872           4,631            -              -
-------------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes. Our US dollar-denominated 2007 Notes are redeemable, in whole or in part, at our option at any time after August 12, 2002. Our euro-denominated 2008 Notes are redeemable, in whole or in part, at our option at any time on or after

         June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Fox (Twentieth Century), Walt Disney and Endemol Entertainment as at September 30, 2004.

(5)      The amount reflects commitments for licensed film rights.

         As of September 30, 2004, we had approximately (euro)179.7 million of long-term debt, which includes the current portion of capital lease obligations of (euro)0.6 million. This debt primarily consists of our 2007 Notes and our 2008 Notes and, to a lesser extent, (euro)1.3 million of long-term obligations under capital leases (including the current portion).

         As of September 30, 2004, we had approximately (euro)19.9 million of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)17.3 million dominated in euro and short-term borrowings of Nova Bulgaria of (euro)1.2 million. Short-term borrowings included short-term borrowings of (euro)1.4 million of debt under a revolving facility assumed as part of the acquisition of Antenna Radio denominated in yen and euro. We had unused bank lines at September 30, 2004 of (euro)30.4 million, of which Antenna TV had unused bank lines at September 30, 2004 of (euro)23.8 million.

         Our principal use of funds are payments for programming, which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future, which expenditures totaled (euro)28.4 million in the nine months ended September 30, 2003 and (euro)31.5 million in the nine months ended September 30, 2004.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)8.2 million in the nine months ended September 30, 2003 compared to
(euro)13.9 million in the nine months ended September 30, 2004. The increase of
(euro)5.7 million in cash used in operating activities was mainly due to an increase in trade accounts receivables related to higher revenue, prepayments for program rights and payments to program suppliers compared to the same period last year, partially offset by lower payments to other trade suppliers.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)6.3 million in the nine months ended September 30, 2003 compared to
(euro)6.7 million in the nine months ended September 30, 2004. During the third fiscal quarter of 2004, we acquired an additional interest in Daphne through share transfers and participation in a capital increase for cash consideration in an aggregate of (euro)5.9 million (see note 1 of our consolidated financial statements). We also started the transmitters network expansion for Nova TV, upgraded some of our technical installations and purchased furniture and fixtures for our office and studio complex as well as means of transportation.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)5.2 million in the nine months ended September 30, 2003 compared to
(euro)15.8 million in the nine months ended September 30, 2004. The increase in net cash used in financing activities in the nine months ended September 30, 2004 was principally attributable to the partial redemption of $20 million of our 2007 Notes, partially offset by an increase in bank overdrafts of (euro)1.1 million.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Greece experienced average annual rates of inflation of 2.6% during 1999, 3.2 % during 2000, 3.4% during 2001, 3.6% during 2002 and 3.5% during
2003.

ACQUISITIONS OF UNRELATED BUSINESS

         In the second quarter of 2004, we established a new wholly owned subsidiary, Antenna Program Management AE. The new subsidiary, in which the Company invested (euro)60, succeeds to the rights and obligations of Antenna Gold Overseas Ltd under the channel distribution agreement concluded with MultiChoice Hellas in 2001.

FASB INTERPRETATION NO. 46.

         In January 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, issued in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

      We have not yet determined the impact of applying FIN 46R.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. Certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from the licensing and distribution of programming outside Greece, accounted for
(euro)6.9 million, or 4.8%, of total net revenue in the nine months ended September 30, 2004 and (euro)6.1 million, or 4.8%, of total net revenue in the nine months ended September 30, 2003. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.8% of total net revenue in the nine months ended September 30, 2004. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)40.5 million at September 30, 2004. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as a result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through the use of derivative instruments such as forward exchange agreements and currency options. We may also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                               DECEMBER 31, 2003
FINANCIAL INSTRUMENT                                              MATURITY (2007)                 FAIR VALUE
--------------------                                              ---------------                 ----------
                                                                      ((EURO))                ((EURO))        ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                  55.0                     55.8         70.3
Average interest rate                                                  10.2%                     --            --

                                                                                SEPTEMBER 30, 2004
FINANCIAL INSTRUMENT                                              MATURITY (2007)                 FAIR VALUE
--------------------                                              ---------------                 ----------
                                                                      ((EURO))                ((EURO))        ($)
                                                                                 (IN MILLIONS)
Senior notes due 2007 ($49.3 million)..................                 39.7                    40.3         50.0
Average interest rate..................................                  9.2%                     --           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                                DECEMBER 31, 2003
FINANCIAL INSTRUMENT                                              MATURITY (2007)                 FAIR VALUE
--------------------                                              ---------------                 ----------
                                                                      ((EURO))                ((EURO))        ($)
                                                                                 (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                            138.7                  141.5         178.2
Average interest rate                                                    10.2%                    --            --

                                                                              SEPTEMBER 30, 2004
FINANCIAL INSTRUMENT                                              MATURITY (2007)                 FAIR VALUE
--------------------                                              ---------------                 ----------
                                                                      ((EURO))                ((EURO))       ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)...........                138.7                   141.9      176.2
Average interest rate..................................                10.3%                      --         --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                                DECEMBER 31, 2003
FINANCIAL INSTRUMENT                                              MATURITY (2007)                     FAIR VALUE
--------------------                                              ---------------                     ----------
                                                                      ((EURO))                   ((EURO))        ($)
                                                                                 (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                                  55.0                        55.8         70.3
Average interest rate                                                  10.2%                         --           --

                                                                               SEPTEMBER 30, 2004
FINANCIAL INSTRUMENT                                              MATURITY (2007)                     FAIR VALUE
--------------------                                              ---------------                     ----------
                                                                      ((EURO))                   ((EURO))        ($)
                                                                                 (IN MILLIONS)
Senior notes due 2007 ($49.3 million)..................                 39.7                      40.3         50.0
Average interest rate..................................                 9.2%                        --           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                                   DECEMBER 31, 2003
FINANCIAL INSTRUMENT                                              MATURITY (2007)                     FAIR VALUE
--------------------                                              ---------------                     ----------
                                                                      ((EURO))                    ((EURO))          ($)
                                                                                 (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)                            138.7                      141.5            178.2
Average interest rate                                                    10.2%                        --               --

                                                                                  SEPTEMBER 30, 2004
FINANCIAL INSTRUMENT                                              MATURITY (2007)                     FAIR VALUE
--------------------                                              ---------------                     ----------
                                                                      ((EURO))                    ((EURO))          ($)
                                                                                     (IN MILLIONS)
Senior notes due 2008 ((euro)138.7 million)............                138.7                         141.9         176.2
Average interest rate..................................                 10.3%                           --            --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.


PART II    OTHER INFORMATION

ITEM 4.    OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         We are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made in this Quarterly Report. Statements relating to our advertising growth expectations and any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks;

         o our ability to successfully implement our growth and operating strategies;

         o competition from other broadcast companies, media and new technologies;

         o     fluctuation of exchange rates; and

         o     changes in the laws and government regulations.

These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

         Because the risk factors referred to in this Quarterly Report and our Annual Report on Form 20-F could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this Quarterly Report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ANTENNA TV S.A.
                                           (Registrant)


                                           By: /s/ Nikolaos Angelopoulos
                                               -----------------------------
                                               Name:  Nikolaos Angelopoulos
                                               Title: Chief Financial Officer


Dated: November 12, 2004




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